Exhibit 99.1

April 29, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

In compliance with the provisions set forth by the Argentine National Securities Commission, we write to inform you that the Ordinary and Extraordinary Shareholders’ Meeting (the “Meeting”) of Grupo Financiero Galicia S.A. (the “Company”) was held on April 28, 2020, at 11:16 a.m., and was presided over by Mr. Eduardo J. Escasany. The Meeting was held via Microsoft Teams videoconference systems technology and was attended by 34 shareholders (the “Shareholders”), of which 3 were present in person and 31 were represented by proxy. The Shareholders represented 281,221,650 class “A” ordinary shares, each such share entitled to five votes (which represented both a capital stock value of Ps. 281,221,650 and 1,406,108,250 votes) and 940,462,646 class “B” ordinary shares, each such share entitled to one vote (which represented a capital stock value of Ps. 940,462,646), resulting in a quorum of 85.63%.

The Meeting was held in accordance with the requirements established by Argentine National Securities Commission’s general resolution 830/2020. Additionally, the Meeting was attended by Ms. Florencia Puch of the Argentine National Securities Exchange Commission and Ms. Marianela Fernandez of the Buenos Aires Stock Exchange.

Pursuant to the requirements of section 4, chapter II, Title II of the rules of the Argentine National Securities Commission, a summary of the resolutions adopted with respect to each item of the agenda of the Meeting (the “Agenda”) is provided below:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes”:

Prior to appointing shareholders to sign the minutes of the Meeting, the Company authorized and approved that the Meeting be conducted remotely, via use of certain Microsoft Teams videoconference system technology. The Shareholders subsequently approved that Mr. Facundo Sarrabayrouse and Mr. Juan Manual Sarrabayrouse, as Shareholders of the Company, and the shareholder representative of Anses, Ignacio Alvarez Pizzo, be authorized to sign the minutes of the Meeting on a voluntary basis thereafter.

SECOND ITEM OF THE AGENDA: “Examination of the business affairs of the Company’s subsidiary, Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”), and the positions to be adopted by the Company regarding the issues to be dealt with at Banco Galicia’s next shareholders´ meeting”.

The Shareholders approved the relevant agent of the Company to vote at the next shareholders’ meeting of Banco Galicia, to be held on April 28, 2020, at 16:00 hrs., in favor of (i) the proposals made by the board of directors of Banco Galicia pertaining to items 1, 2, 3, 5, 6, 7, 10, 11, 12 and 13 of the relevant agenda; (ii) the approval of the performance of the board of directors and the supervisory syndics’ committee of Banco Galicia pursuant to item 4 of the relevant agenda; (iii) with regard to item 8 of the relevant agenda, the establishment of the number of regular directors of Banco Galicia to be equal to six (6) such directors and the number of alternate directors of Banco Galicia to be equal to three (3) such directors; (iv) the reelection of Mr. Sergio Grinenco, Mr. Raúl Héctor Seoane and Mr. Guillermo Juan Pando, as regular directors of Banco Galicia, each for a three (3)-year terms, as well as the reelection of Mr. Ignacio Abel Gonzalez and the election Ms. Verónica Lagos (ad referendum of the Argentine Central Bank authorization), each to serve as alternate directors for three (3)-year terms, with the rest of the regular and alternate directors of Banco Galicia remaining in place; and (iv) with regard to item 9 of the relevant agenda, the reelection of Mr. José Luis Gentile, Mr. Omar Severini and Mr. Antonio R. Garcés, as regular syndics, the reelection of Mr. Fernando Noetinger and Mr. Miguel N. Armando and the election of María Matilde Hoenig (ad referendum of the Argentine Central Bank authorization), each as alternate syndics, with each of the foregoing individual being so elected for one-year terms.

THIRD ITEM OF THE AGENDA: “Examination of the financial statements, income statement and other documents, as set forth by Section 234, subsection 1 of the Argentine General Law of Companies, Annual Report – Integrated Information and Report of the Supervisory Syndics’ Committee for the 21st fiscal year ended December 31, 2019.”

The documents under discussion as reference above were approved by the Shareholders.

FOURTH ITEM OF THE AGENDA: “Treatment to be given to the fiscal year’s results. Increase to the Discretionary Reserve for future dividend distributions. Granting to the board of directors of the Company the authorization to partially affect the Discretionary Reserve to make available a cash dividend distribution in accordance with the Annual Report. Constitution of a Discretionary Reserve to develop new businesses and to support subsidiaries.”

The Shareholders approved the profits for the 2019 fiscal year of Ps. 41,557,117,565.73. Considering Company´s financial position, due to the fact that most of the profits for fiscal year correspond to income derived from certain holdings and only a fraction of such profits correspond to realized and liquid profits, a proposal was made by the board of directors of the Company to: (i) assign an amount of Ps. 4,000,000,000 to the Discretionary Reserve for future dividend distributions and grant to the board of directors of the Company the authority to partially affect such reserve, in one or in more opportunities, in order to pay cash dividends for an amount up to $4,000,000,000, subject to Banco Galicia’s capacity to pay cash dividends in at least the same amount, with the Argentine Central Bank authorization; and (ii) allocate the balance amount of Ps. 37,557,117,565.73 to a Discretionary Reserve to develop new businesses and to support subsidiaries of the Company.

It is stated that the legal reserve is integrated up to the maximum amount of 20%, pursuant to the provisions established by Section 70 of the Argentine Corporations Law and the Comisión Nacional de Valores (NT 2013) regulations.

FIFTH ITEM OF THE AGENDA: “Approval of the Company’s board of directors’ and supervisory syndics committee’s performances.”

The Shareholders approved the performances of the Company’s board of directors and supervisory syndics’ committee.

SIXTH ITEM OF THE AGENDA: “Supervisory syndics committee’s compensation.”

The Shareholders approved the fixing of the compensation for the supervisory syndics’ committee in the amount of Ps. 1,314,171.71.

SEVENTH ITEM OF THE AGENDA: “Company board of directors’ compensation.”

The Shareholders approved that, for the relevant fiscal year under analysis, the directors of the Company may receive compensation in an amount of up to Ps. 85,824,936.22.

EIGHTH ITEM OF THE AGENDA: “Granting of authorization to the Company’s board of directors to make advance payments of directors fees during the fiscal year started on January 1, 2020, ad-referendum of the shareholders’ meeting considering the documentation corresponding to such fiscal year.”

The Shareholders authorized the Company’s board of directors to make payments in advance on account of fees incurred by directors, ad-referendum of the decision made at the shareholders’ meeting considering the documents belonging to fiscal year started on January 1, 2020.

NINTH ITEM OF THE AGENDA: “Election of three syndics and three alternate syndics for one-year terms of office.”

The Shareholders approved the reelection of the public accountants José Luis Gentile, Omar Severini and Antonio Roberto Garcés, as regular syndics, and the reelection of the lawyers Fernando Noetinger and Miguel Norberto Armando, as well as the election of the lawyer María Matilde Hoenig, as alternate syndics, with each of the foregoing individuals serving for one (1)-year terms of office.

TENTH ITEM OF THE AGENDA: “Determination of the number of directors and alternate directors until reaching the number of directors determined by the Meeting.”

The Shareholders approved the fixing of the number of regular directors of the Company at nine (9) and the number of alternate directors of the Company at four (4). The Shareholders also authorized (i) the acceptance of the resignation of Mr. Ricardo Alberto Gonzalez from his position as a regular director of the Company; (ii) the reelection of Mr. Federico Braun, Mr. Silvestre Vila Moret and Mr. Daniel A. Llambías, each as regular directors of the Company for three (3)-year terms; and (iv) the election of Mr. Miguel Maxwell, as a regular director of the Company, for a one (1)-year term, and the election of Mr. Ricardo Alberto Gónzalez, as an alternate director, for a two (2) year-term. In accordance with the regulations of the Comisión Nacional de Valores pursuant to NT 2013, article 4, Section III, Chapter I, Title XII (Transparencia en el Ámbito de la Oferta pública) and resolution number 730 of the Comisión Nacional de Valores, Mr. Federico Braun, Mr. Silvestre Vila Moret and Mr. Daniel A. Llambías are each qualified as non-independent directors and Mr. Miguel Maxwell and Mr. Ricardo Alberto Gonzalez are qualified as independent directors.

ELEVENTH ITEM OF THE AGENDA: “Compensation of the independent accountant certifying the financial statements of the Company for the 2019 fiscal year.”

The Shareholders approved that the compensation for the accountant who certified the financial statements for the Company for the 2019 fiscal year be fixed at Ps. 4,212,159.

TWELFTH ITEM OF THE AGENDA: “Appointment of the independent accountant and alternate accountant to certify the financial statements of the Company for the 2020 fiscal year.”

The Shareholders approved the appointment of Sebastian Morazzo and Raúl Leonardo Viglione as independent accountant and alternate accountant, respectively, of the Company. Each of Sebastian Morazzo and Raúl Leonardo Viglione are accountants from Price Waterhouse & Co. S.R.L.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.